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Bill Oddy

To:      ALLFBL, ALL_OA, ALLFED
cc:
Subject: Important news


I am pleased to share with you, the agents and employees of FBL, an announcement that we just made a few moments ago. We will be consolidating Kansas Farm Bureau Life Insurance Company into Farm Bureau Life. We have a long association with Kansas Farm Bureau Life. Many of you already work with the Kansas associates through the variable alliance we have with them. As I stated in our news release, this consolidation is our most significant accomplishment since going public in 1996. It is also in keeping with our three-pronged growth strategy. As you know, our growth strategy is (1) internal growth from our traditional market and distribution system, (2) alliances with other Farm Bureau companies, and (3) opportunities outside of the Farm Bureau network.

Today we also announced a $75 million share repurchase and tender offer. We are repurchasing $75 million of our shares at $20 per share in order to utilize excess capital and improve our return on equity. Over time, FBL's profitable operations have contributed to the growth of our capital base that exceeds the amount of capital needed to support our insurance and financial services business. After evaluating a variety of alternatives, we decided that the purchase of FBL stock through a tender offer is the best action to utilize our excess capital and improve returns to our stockholders.

Both of today's announcements demonstrate our commitment to running FBL for the benefit of our shareholders, including you, our employee shareholders. Employees who own FBL shares, either directly or through the 401(k) plan, may tender shares in this offer. Employees will receive details of this tender through the same mailing that is going to all FBL shareholders. A copy of the news release may be found on FB Today and HomeField.

Thank you for your support, and as always, I welcome your comments and questions.

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ACCESS TO LOTUS NOTES.